

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2010

J. Kevin Gilligan
Chairman and Chief Executive Officer
Capella Education Company
225 South Sixth Street, 9th Floor
Minneapolis, MN 55402

      Re: Capella Education Company
          Form 10-K for Fiscal Year Ended December 31, 2009
          Filed February 24, 2010
          Definitive Proxy Statement
          Filed April 25, 2010
          File No. 001-33140

Dear Mr. Gilligan:

      We have completed our review of your filing and have no further comments at this time.

                  Sincerely,

                    /s

                  Larry Spirgel
                  Assistant Director